ARS

2002 Annual Report


VICOR


V375A28
375 V 675
WATTS
MADE IN U.S.A. ANDOVER, MA
TUV
U.S. AND FOREIGN PATENTS AND PATE
48 V 250
MADE IN U.S.A. ANDOVER, MA 01810
VICOR


03023541

-IN PC SG TM +IN
VICOR ™
Factorized Power
V·IChip™
U.S. & FOREIGN PATS. AND PATS. PENDING MADE IN U.S.A.
-Out +Out -Out +Out


V48B48C250A
01980813105118
VICOR
PR
-S
48 V 284
WATTS
PC
VICOR™
Factorized Power
-Out +Out -Out +Out
AND PATENTS PENDING

TO OUR SHAREHOLDERS

The downturn that began in 2000 persisted throughout the industry in 2002, with cautious buyers in key sectors, such as telecom and semiconductors, buying what little they needed only when they needed it. Although quarterly demand has picked up from its lows in the first half of last year, we do not anticipate a return to historic demand levels for the Company's first and second generation products during the current calendar year.

Vicor's net revenues during 2002 decreased to $152,591,000 from the prior year's net revenues of $195,910,000. The Company had a net loss for the year of $15,942,000 compared with a net loss of $559,000 in 2001, and a diluted loss per share of $.38 compared with a diluted loss per share of $.01 in 2001.

Although last year's results are, once again, disappointing, our strategic view this year is essentially unchanged: the current technology slump will eventually end; growth in demand for electronic products will resume; the ever-increasing performance of contemporary electronic products will continue to drive needs for higher performance high-density power conversion components and systems; and Vicor is, and expects to continue to be, leading the industry with unique and proprietary solutions to address those needs.

We believe that our strategy of retaining our workforce and investing in those aspects of the business that will enable us to control our destiny – people skilled at technology and product development – will pay off. As power supply manufacturers take steps to bolster short-term profitability and continue to slug it out in the marketplace with undifferentiated "me-too" products, Vicor has been investing in new technologies and products as well as improving its core families of power conversion products. During 2002, for example, our investments in converting second-generation "brick" power converters to the new FasTrak platform continued to make progress and improve the performance and cost-structure of these product families. New product introductions during the year included the new ENMod passive power factor corrector and VIPAC second-generation high-power DC-DC arrays and Picor's high-density micro-RAM and "chip-scale" QPO ripple attenuator modules.

Our investments in new technologies have, we believe, brought us to the brink of a major transition in the power component marketplace. The recent introduction of our new "Factorized Power Architecture" (FPA), a proprietary new power systems paradigm, and *V•I Chip* product families – the basic building blocks for implementing FPA and other, conventional, power systems architectures – may be as important a landmark in the industry as the Company's introduction of the first VI-100 "brick" back in 1984. Based on entirely new and proprietary enabling technologies, and supplying up to 200 Watts of power in a proprietary power Ball Grid Array (BGA) package occupying less than 0.25 cubic inch, *V•I Chips* offer power densities up to 800 Watts-per-cubic-inch, five times better than any competitive product, conversion efficiencies above 95% and response times in the microsecond range...all at historically unprecedented prices – as low as 12 cents/Watt or 31 cents/Ampère in OEM quantities. We believe that the inherent flexibility of Factorized Power and the performance superiority of *V•I Chips* will expand the market for power components in all sectors of the electronics industry. Recently featured in cover articles in two major electronics trade publications, we expect these "disruptive" new products and technologies to fundamentally alter the future of the power component industry.

As 2003 unfolds, Vicor is financially strong with a committed workforce and an arsenal of new products and technologies. Our strategic focus has always been on innovative technologies and products; indeed, it is as a direct result of this focus that Vicor has produced record financial results in past years. While we cannot expect our newest technologies and products to return us to historical profit levels overnight, we do believe that they will be a critical determinant in Vicor's future growth and in the future of component power. In the meantime, our core product families and highly motivated and experienced people are poised to address opportunities as they arise. Adherence to our core strategies is, we believe, the best recipe for success.

Patrizio Vinciarelli

President and Chairman of the Board

April 30, 2003



CORPORATE PROFILE

Vicor Corporation designs, manufactures and markets modular power components and complete power systems used primarily by original equipment manufacturers (OEMs) in the communications, data processing, industrial control, test equipment, medical and defense electronics markets. Built into virtually all electronic products, power systems convert electric power from a primary source — a wall outlet, for example — into low, stable voltages required by electronic circuits.

At the heart of Vicor's product line are high density DC-DC converters that come in thousands of combinations of input voltage, output voltage, and power levels. Accessory components integrate other power system functions. Together, these products allow users to meet their unique power requirements by selecting and interconnecting standard, modular parts. The benefits include rapid, flexible design of complete power systems at any power level; the high performance and reliability of Vicor's field-proven technology; and low cost associated with automated component manufacture and simplified power system design.

Engineers use the combined advantages of Vicor component power to create compact, highly functional, economical products with streamlined development cycles that minimize time to market.



"Vicor is committed to providing quality power components which offer the greatest performance and value for our customers."

1998-2002 FINANCIAL HIGHLIGHTS (in thousands, except per share data)

	1998	1999	2000	2001	**2002**
Net Revenues	$164,634	$189,887	$257,583	$195,910	**$152,591**
Income (Loss) from Operations	18,365	24,427	46,010	(5,017)	**(24,502)**
Net Income (Loss)	15,835	19,088	33,920	(559)	**(15,942)**
Net Income (Loss) Per Share, Diluted	$ .37	$ .45	$ .78	$ (.01)	**$ (0.38)**
Weighted Average Shares	42,785	42,412	43,265	42,342	**42,337**
Working Capital	$ 84,594	$123,017	$146,478	$153,159	**$152,679**
Total Assets	249,551	268,905	294,113	289,622	**278,445**
Total Liabilities	40,292	24,372	31,192	24,785	**30,412**
Stockholders' Equity	$209,259	$244,533	$262,921	$264,837	**$248,033**
Return on Average Equity	7.6%	8.4%	13.4%	(0.2%)	**(6.2%)**

1998-2002 INCOME (LOSS) per SHARE


2002
2001
2000
1999
1998
-$0.4
-$0.2
$0
$0.2
$0.4
$0.6
$0.8

1998-2002 NET REVENUES


2002
2001
2000
1999
1998
$0
$50M
$100M
$150M
$200M
$250M
$300M

CORPORATE OFFICERS and VICE PRESIDENTS

Michael A. Briere
Vice President, Vicor Corporation
President, Picor Corporation

Mark A. Glazer
Chief Financial Officer, Treasurer, Secretary

H. Allen Henderson
Vice President, Vicor Corporation
President, Westcor Division

Barry Kelleher
Senior Vice President, Global Operations

David W. Nesbitt
Senior Vice President,
North and South American Sales

Jay M. Prager
Senior Vice President, Technology

Douglas W. Richardson
Vice President, Chief Information Officer

Thomas A. St. Germain
Vice President, Financial Services

Patrizio Vinciarelli
President and Chairman of the Board

Richard E. Zengilowski
Vice President, Human Resources

BOARD of DIRECTORS

Samuel Anderson a
President and Chief Executive Officer
GreatWall Semiconductor

M. Michael Ansour a,c
Managing Member, March Partners, LLC

Estia J. Eichten c
Senior Scientist, Fermi National
Accelerator Laboratories

Barry Kelleher
Senior Vice President, Vicor Corporation

Jay M. Prager
Senior Vice President, Vicor Corporation

David T. Riddiford a,c
General Partner, PR Venture Founders, L.P.

Patrizio Vinciarelli
President and Chairman of the Board

a Audit Committee
c Compensation Committee



COMMON STOCK

Vicor shares are traded on
The NASDAQ Stock Market® under
the symbol "VICR"

TRANSFER AGENT

EquiServe Trust Co., N.A.
Canton, Massachusetts
1-800-426-5523

COUNSEL

Goodwin Procter LLP
Boston, Massachusetts

AUDITORS

Ernst & Young LLP
Boston, Massachusetts

FORM 10-K

A copy of the Company's
Form 10-K, filed with the
Securities and Exchange
Commission, is enclosed.
Additional copies are
available by contacting
Investor Relations.

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that predict or indicate future events or trends or that do not relate to historical matters. There are a number of important factors that could cause actual results to differ materially from those indicated by the forward-looking statements. For example, we may be unable to develop new products cost-effectively, our conversion of second-generation products and manufacturing equipment to the FasTrak platform may not progress as planned, and we may be unsuccessful in reducing our manufacturing costs, each of which could have a material adverse effect on gross margins. In addition, if revenue levels do not increase enough to offset our increased fixed costs, the Company's future operating results could be adversely affected.

You should read the risk factors that are set forth in the Company's most recent Form 10-K, a copy of which is enclosed. However, the risk factors contained in that Form 10-K may not be exhaustive. Therefore, we recommend that you read the information in that Form 10-K together with other reports and documents that we file with the SEC from time to time, including our Forms 10-Q and 8-K and Proxy Statements, which may supplement, modify, supersede or update those risk factors. Copies of the Company's recent SEC filings may be obtained without charge by contacting Investor Relations or through the Investor Relations section of the Company's website at www.vicorpower.com under the section titled "SEC Filings".


VICOR
Factorized Power

25 Frontage Road, Andover, MA 01810
Tel: 978 470-2900
vicorpower.com